[OurPet’s letterhead]

VIA EDGAR AND FAX

February 17, 2009

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	OurPet’s Company
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Form 8-K Filed October 28, 2008
File No. 000-31279

Dear Mr. Cash:

On behalf of OurPet’s Company, a Colorado corporation, please find below OurPet’s responses to comments of the staff of the Securities and Exchange Commission contained in your letter to the undersigned dated February 3, 2009. For your convenience, we have repeated your comments before our responses. In addition, we have sent a courtesy copy to Dale Welcome of your staff.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Consolidated Statements of Operations, page 23

1.	We appreciate your response to prior comment 2; however, it appears to us that litigation expense for patent infringement would not be unusual in nature under the guidance provided in paragraph 21 of APB No. 30. In this regard, it appears to us that this item should be classified within income from operations.

We have further reviewed your comment in relation to the classification of litigation expense on the Consolidated Statements of Operation. We appreciate your consideration of our initial response. We believe the litigation expense being recognized in 2007 and continuing into 2008 is significant and warrants being shown separately on the face of the Consolidated Statement of Operation. We do not believe the current presentation would significantly impact a reader’s understanding of this event on the Company. On a prospective basis we will move the placement of the litigation expense to be disclosed immediately after “Selling, general and

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administrative expenses” and deducted from “Gross profit on sales” in arriving at “Income from operations.” We believe this presentation will clearly reflect the litigation expense as a component of “Income from operations.”

Litigation, page 36

2.	We appreciate your response to prior comment 3; however, your statement that you “think the likelihood of our losing on the merits to be remote” does not appear to be responsive as to your assessment of the likelihood of material losses resulting from this matter. In this regard, please provide us with your assessment as to the probability (remote, reasonably possible, or probable) of material losses related to the patent infringement matter as of the date of your response.

Based on our review of the patent infringement matter as of the date of this response, we believe that the likelihood of material losses related to the patent infringement matter to be remote. This determination is based upon our belief that the likelihood of the Company losing on the merits is remote, as discussed more fully in our earlier response letter filed January 21, 2009. Furthermore, the amount of any possible loss related to the patent infringement matter cannot be reasonably estimated due to the nature of the claims and the multitude of variables that would affect such calculations.

I trust that the foregoing is responsive to the comments of the staff. If you have any questions regarding the responses by OurPet’s Company set forth in this letter, please do not hesitate to contact me at 440-354-6500, ext. 111, or our attorney, Connie S. Carr, at 216-736-7223.

/s/ Steven Tsengas
Steven Tsengas
President and Chief Executive Officer

cc:	Dale Welcome
Connie S. Carr
Beverly Vitaz

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